SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 8-K

Current Report Pursuant to Section 13 or 15(d) of
The Securities Exchange Act of 1934

Date of Report (date of earliest event reported): December 30, 2004

MAXXAM INC.
(Exact name of Registrant as specified in its Charter)

Delaware
(State or other jurisdiction of incorporation)

1-3924
(Commission File Number)

95-2078752
(I.R.S. Employer Identification Number)

1330 Post Oak Boulevard, Suite 2000	**77056-3058**
Houston, Texas	(Zip Code)
(Address of Principal Executive Offices)	

Registrant's telephone number, including area code: **(713) 975-7600**

Item 1.01   Entry into a Material Definitive Agreement

On December 30, 2004, the Registrant and Diane Dudley, the former Vice President and Chief Personnel Officer of the Registrant, entered into a one-year consulting agreement. This agreement commenced January 1, 2005 and provides that the Company may generally assign Ms. Dudley with projects involving not more than 80 hours service per month at an hourly rate of $95.00.

Item 9.01   Financial Statements and Exhibits

(c)   Exhibits

Consulting Agreement, dated December 30, 2004, between the Registrant and Diane Dudley

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

MAXXAM Inc.
(Registrant)

Date: January 5, 2005   By: _____

Bernard L. Birkel
Secretary and Senior Assistant General Counsel